UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 16d-16 of
the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-32345

CARDERO RESOURCE CORP.
(Translation of registrant's name into English)

#1920 - 1188 West Georgia Street
Vancouver, British Columbia V6E 4A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report on other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report Dated April 12, 2011

99.2	Consent of Stephan Jason Ripke

99.3	Consent of Mark D. Wanless

99.4	Consent of Leonard Holland

99.5	Consent of Keith J. Henderson

99.6	Certificates of Authors

99.7	Information Circular

99.8	Voting Instruction Form

99.9	Form of Proxy

99.10	Arrangement Agreement with Coalhunter Mining Company

99.11	Consent of Lawrence D. Henchel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDERO RESOURCE CORP.
(Registrant)

Date: April 28, 2011	By:	/s/ Henk Van Alphen

Henk Van Alphen
	Title:	President and CEO

In connection with the Company's listing on the American Stock Exchange, LLC, the Company prepared its U.S. GAAP Balance Sheet as at July 31, 2004.